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                           July 26, 2021

       Thomas W. Tomlinson
       Chief Executive Officer
       Holley Inc.
       1801 Russellville Road
       Bowling Green, KY 42101

                                                        Re: Holley Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2021
                                                            File No. 333-258075

       Dear Mr. Tomlinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eiko
Yaoita Pyles at 202-551-3587 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing